

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2010

Mr. Steven J. Malcolm
Chief Executive Officer
The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172

> **Re:** **The Williams Companies, Inc.**
> **Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 8, 2010**
> **Current Report on Form 8-K**
> **Filed February 18, 2010**
> **File No. 001-04174**

Dear Mr. Malcolm:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director